

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE


05049418

March 31, 2005

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/31/2005

Re: Northrop Grumman Corporation
Incoming letter dated March 21, 2005

Dear Mr. Chevedden:

This is in response to your letter dated March 21, 2005, which we received on March 22, 2005, concerning the shareholder proposal submitted to Northrop Grumman by John Chevedden. On March 22, 2005, we issued our response expressing our informal view that Northrop Grumman could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.


RECD S.E.C.
APR 1 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

cc: Kathleen M. Salmas
Senior Counsel and Assistant Secretary
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, CA 90067-2199

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, March 22, 2005 12:32 AM
To: CFLETTERS@SEC.GOV
Subject: Northrop Grumman Corporation (NOC): Shareholder Position on Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 21, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Northrop Grumman Corporation (NOC)
Rule 14a-8 Proposal: Elect Each Director Annually Shareholder Position on Company No-Action Request
Shareholder: John Chevedden

Ladies and Gentlemen:

The company does not claim that its no action request is timely submitted as it was submitted approximately one-month prior to its admitted definitive proxy filing date of "April 12, 2005." Nor does the company ask to be excused from failure to timely submit a no action request.

The shareholder proposal text states:
"RESOLVED: Elect Each Director Annually. Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director."

Thus the company implicitly claims it has responded to a mark-up of the rule 14a-8 proposal with these key words omitted: "in the most expeditious manner possible."

The company insisted in withholding information on the action it planed in response to this proposal and thus discussion with the company was difficult.

It is respectfully requested that concurrence not be granted to the company.

Sincerely,

John Chevedden

cc: John Mullan